UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019.

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36, Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha

China 410014

+86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to Memorandum and Articles of Association

On September 13, 2019, Urban Tea, Inc. (the “Company”) received the stamped Amended and Restated Memorandum and Articles of Association (the “A&R M&A”) from the British Virgin Islands Registry of Corporate Affairs, dated September 12, 2019. The A&R M&A was previously approved by the Company’s shareholders during its 2019 annual meeting of shareholders held on August 29, 2019. A copy of the A&R M&A is attached to this report as Exhibit 99.1.

Exhibits.

Exhibit	Description

99.1	Amendment to Memorandum and Articles of Association of Urban Tea, Inc., dated September 12, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2019

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Director

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